Exhibit 99.5
Asia Pacific Wire & Cable Corporation Limited
Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE
September 29, 2009

Contacts:
Ling Yun Wu	Michael Mandelbaum
Asia Pacific Wire & Cable	Mandelbaum Partners
(886) 2-2712-2558	(310) 785-0810
ASIA PACIFIC WIRE & CABLE ANNOUNCES
CERTAIN UNAUDITED FINANCIAL AND OPERATING RESULTS
IN ADVANCE OF ITS ANNUAL GENERAL MEETING
NEW YORK — September 29, 2009 — Asia Pacific Wire & Cable Corporation Limited (OTC Bulletin Board: AWRCF) (the “Company”) announced today certain unaudited financial and operating results in advance of its annual general meeting of shareholders (the “Meeting”) which is taking place today at 9:00 a.m. (New York time) at the principal executive offices of the Company located at No. 132 Min-Sheng East Road, Section 3, Room B, 7th Fl., Taipei, 105 Taiwan, ROC.
The record date for the Meeting was August 21, 2009. All shareholders of record as of the record date have been invited to attend the Meeting. Shareholders who cannot attend the Meeting in person have been invited to participate by dialing into the telephone numbers provided in the proxy materials distributed to all shareholders of record.
The results reported for the Company and certain of its subsidiaries are for the first six months of fiscal year 2009. All reported results are unaudited and are subject to adjustment upon audit. All figures are in U.S. dollars unless otherwise noted.
For the first six months of fiscal year 2009, the consolidated unaudited revenues of the Company were approximately $150.7 million, a 45.0% decrease from the first six months of fiscal year 2008, and the gross profit was approximately $20.4 million, a 0.5% decrease from the first six months of fiscal year 2008.
About Asia Pacific Wire & Cable
Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.
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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.